UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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São Paulo December 28th, 2015 Purchase and sale of land

Since it was founded, Fibria has been carrying out initiatives focused on reducing its balance sheet leverage ... 2 OPERATIONAL EXCELLENCE LIABILITY MANAGEMENT DISCIPLINED GROWTH Cost control Efficiency-based projects aimed at reducing cash cost Operational stability CAPEX discipline Liquidity events Gross debt reduction Cost of debt reduction Leverage reduction Readiness for organic growth (licenses and basic engineering) Investment in the forest base

... and now Fibria is ready to put its strategic plan into action in order to maximize value creation Investment Grade by all rating agencies BBB- BBB- Baa3 Leverage and average cost of debt in USD(1) Historical G-spread (bps) Average cost (% p.y.) 3 (1) Considering the portion of debt in reais fully adjusted by the market swap curves as of closing dates 200 400 600 800 1.000 1.200 1.400 2010 2011 2012 2013 2014 2015 Fibria 2020 Fibria 2021 Fibria 2024

Breaking down distribution cost by class helps us to apply resources so as to optimize wood production Structural change to improve competitiveness CLASSIFYING THE FOREST BASE BY CATEGORY 4 10% 20% 40% 20% 10% 10% 36% 33% 15% 6% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 01 - Diamond 02 - Gold 03 - Silver 04 - Bronze 05 - Lead Current effective area Future effective area

Strategic thinking SP PR MG Overview: Fibria buys 34k ha in São Paulo: R$ 451.7 million; Fibria sells 5k ha in São Paulo: R$ 171.7 million; Balance of R$ 280.0 million to be paid in cash by Fibria. Continuous area; Strategic reasoning for the Jacareí unit; Higher productivity than the Fibria average; Competition in the region for land uses other than pulp Decision on the reduction of forestry capex and opex at the structural level. 5

Different situations, but the same goal: value creation Parkia November 2013 (1) Land sale: 206 k ha (all regions) Proceeds: USD 598 mn (USD 705 mn with earn out) Price/ha (SP) (2): USD 7,252 (15 k ha planted São Paulo) MAI SP: 40 m3/ha/yr Price / MAI / ha: USD 181 Use of proceeds: repurchase of the 2019 (9.25% coupon) and 2020 (7.50% coupon) bonds. Rating: BB+/BB+/Ba1 (S&P/Fitch/Moody’s) Fibria G-Spread: 1,525 bps Balance sheet decisions focused on deleveraging Net Debt / EBITDA at the end of 3Q13: 2.90x Land acquisition in SP December 2015 (1) Land acquisition: 34 k ha total (São Paulo) Price: USD 120 million Price / ha (SP): USD 5,377 MAI: up to 50 m3/ha/yr Price / MAI / ha: USD 108 Reduce forestry capex and opex Rating: BBB-/BBB-/Baa3 (S&P/Fitch/Moodys) Fibria G-Spread: 351 bps NPV as a major driver for decisions Net debt / EBITDA at the end of 3Q15: 1.58x BRL Nov/2013 = 2.32; Dec/2015 = 3.75 Source: FNP 6

Conclusions Strategic thinking was the main driver for the land acquisition; Diamond, Gold and Silver areas will ensure the Jacareí Unit’s competitiveness; Area productivity attains up to 50 m3/ha/yr; Continuous area will enable Capex and Opex reductions. 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO